

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4720

May 8, 2018

Charles D. Christy
Chief Financial Officer
Fidelity Southern Corporation
3490 Piedmont Road, Suite 1550
Atlanta, GA 30305

   Re: **Fidelity Southern Corporation**
      Registration Statement on Form S-3
      Filed May 4, 2018
      File No. 333-224696

Dear Mr. Christy:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

              Sincerely,

              /s/ Era Anagnosti

              Era Anagnosti
              Legal Branch Chief
              Office of Financial Services

cc: Jackie G. Prester, Esq.